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                     April 19, 2022

       David Ure
       Chief Financial Officer
       Mercer International Inc.
       Suite 1120 , 700 West Pender Street
       Vancouver , British Columbia , Canada

                                                        Re: Mercer
International Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 000-51826

       Dear Mr. Ure:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing